Exhibit 99.1

Draganfly Commences Drone Pilot Training Program at Alabama State University

Los Angeles, CA. October 21, 2021 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that its Drone Pilot Training program is now being offered at Alabama State University (ASU) in Montgomery, Alabama.

Currently in week three of the nine-week course, Draganfly is sharing its vast industry knowledge with select ASU faculty members and students, which includes those in the Reserve Officers’ Training Corps (ROTC) and various STEM academic programs. Draganfly’s team is comprised of leaders who have decades of experience in aviation, robotics, and engineering.

“ASU made history last year by becoming the first university in the United States to implement Draganfly’s Vital Intelligence technology to keep our campus safe during the pandemic,” said Dr. Quinton T. Ross Jr., President of ASU. “Draganfly continues to keep our students top of mind by ensuring they are properly prepared for a drone-filled future. We look forward to the continued collaboration with Draganfly.”

The program includes a Federal Aviation Administration (FAA) Part 107 drone preparation course. To fly drones under the FAA’s Small Unmanned Aircraft Systems (UAS) Rule (Part 107), a Remote Pilot Certificate must be obtained. The certificate demonstrates that pilots understand the regulations, operating requirements, and procedures for safely flying drones. It is also inclusive of specific skills for sensors, software, and missions as it relates to varied specific high demand drone operations like emergency response, delivery, and security.

As of October 18, 2021, FAA data found that more than 865,600 drones have been registered in the U.S. and nearly 249,000 remote pilots have been certified.

“It is an honor to further expand our partnership with ASU. From sophomores to PhD experts, the Drone Pilot Training program teaches future generations how to solve real world problems through the proper operation of unmanned aerial vehicles,” said Cameron Chell, CEO of Draganfly. “With the help of ASU and their association within the HBCU community we see a lot of potential to grow this program into a national footprint of drone pilot training at the university level.”

“I am incredibly grateful for the opportunity to learn from the experts at Draganfly. Drones continue to play a significant role in everyday life, and it is essential that we understand how to safely operate them,” said Angela, an ASU student.

Following the end of the pilot project in the winter, ASU is expected to add the course to its continuing education program. Draganfly’s Drone Pilot Training program will also be commercialized next year.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact
Arian Hopkins
Email: media@draganfly.com

Company Contact
Email: info@draganfly.com

About Alabama State University

Founded in 1867, ASU is a comprehensive, regional institution offering students from across the nation and around the globe a world-class education. ASU’s learning experiences are holistic and are designed to develop intellectual, as well as social, moral, cultural and ethical values. ASU graduates are equipped with the skills, insights, attitudes and practical experiences that will enable them to become well-rounded, contributing citizens, fully qualified to take their places in their chosen professions and in service to humanity.

For more information about Alabama State University, visit www.alasu.edu.

Media Contact
Kenneth Mullinax, Director, Media Relations & Public Information
Email: kmullinax@alasu.edu

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, ”intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Company’s Drone Pilot Training program. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.